UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended June 30, 2001

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas J. Kloc
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2711

ITEM 1 - ORGANIZATION CHART

Name		Energy or		State	Percentage
of Reporting		gas-related	Date of	Of	of Voting
Company		Company	Organization	Organization	Securities Held

Allegheny Energy, Inc.	(1)

Allegheny Ventures, Inc.	(2)

Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%

Allegheny Energy, Inc.	(4)

Allegheny Energy Supply Company, LLC	(5)

Mon Synfuel, LLC	(6)	Energy	May 15, 2000	Maryland	2.458%

Allegheny Energy, Inc.	(7)

Allegheny Energy Supply Company, LLC	(8)

Allegheny Energy Global Markets, LLC	(9)	Energy	March 16, 2001	Delaware	100%

Nature of Business:

(1)  Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc.

(2)  Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.

(3)  Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines, and solar cells.

(4) Allegheny Energy, Inc. holds directly all of the outstanding voting securities in Allegheny Supply Company, LLC.

(5) Allegheny Energy Supply Company, LLC holds a percentage membership in Mon Synfuel, LLC.

(6)  Mon Synfuel, LLC is developing the expansion of a coal fines recovery facility located at Monview Mine and the addition of a facility for the production of coal-based synthetic fuel from the coal fines.

(7) Allegheny Energy, Inc. owns 98.033%of Allegheny Supply Company, LLC, the remaining ownership of 1.967% is owned by ML IBK Positions, Inc..
(8) Allegheny Energy Supply Company, LLC owns 100% of Allegheny Energy Global Markets, LLC.
(9) Allegheny Energy Global Markets, LLC is an energy commodity marketing and trading business.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company	Company	Amount
Contributing	Receiving	Of Capital
Capital	Capital	Contribution

NONE

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting	Associate
Company	Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

No services have been provided by the reporting company to associate companies to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate	Reporting
Company	Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services	$577,143	$134,408		$711,551

Allegheny Energy Service Corporation	Allegheny Energy Global Markets, LLC	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services and risk management	$351,186	$8,517		$359,703

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
	(Thousands of Dollars)

Investments in energy-related companies:

Total consolidated capitalization as of	June 30, 2001	$7,412,401		line 1

Total capitalization multiplied by 15%
	(line 1 multiplied by 0.15)	$1,111,860		line 2

Greater of $50 million or line 2			$1,111,860	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
	Allegheny Energy Solutions, Inc.	$ 11,170
	Mon Synfuel, LLC	$ 250
	Allegheny Energy Global Markets, LLC	$ 882,064

Total current aggregate investment			$ 893,484	line 4

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
	of the registered holding company system
	(line 3 less line 4)		$ 218,376	line 5

Investments in gas-related companies:

	None

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C3 Report	Reason for Difference in Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Allegheny Energy Solutions, Inc. Statement of Operations for the Three and Six Months Ended June 30, 2001.

Allegheny Energy Solutions, Inc. Balance Sheet at June 30, 2001.

Allegheny Energy Global Markets, LLC Statement of Operations for the Three and Six Months Ended June 30, 2001

Allegheny Energy Global Markets, LLC Balance Sheet at June 30, 2001.

Signature

Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

/s/ Thomas J. Kloc

Thomas J. Kloc
(Chief Accounting Officer)

August 29, 2001

Allegheny Energy Solutions, Inc.

STATEMENT OF OPERATIONS
(Thousands of Dollars)

	Three months ended	Six months ended
	June 30, 2001	June 30, 2001

Operating revenues	$ 10,449	$ 24,483

Operating Expenses:
Cost of goods sold	10,468	16,584
General and administrative expenses	82	10,312
Maintenance	14	22
Taxes other than income taxes	33	101
Federal and state income taxes	(62)	(956)
Total operating expenses	10,535	26,063
Operating income	(86)	(1,580)

Other Income and Deductions:
Other Income, net	9	500

Net income	$ (77)	$ (1,080)

Allegheny Energy Solutions, Inc.

BALANCE SHEET
Unaudited
(Thousands of Dollars)
June 30, 2001

ASSETS
Property, Plant and Equipment, regulated operations	$ 374
Accumulated Depreciation	(24)
350
Investments in other assets:
Nonutility Investments	4,080

Current Assets:
Cash	2,407
Accounts Receivable:
Utility service	2,491
Other	2,094
Allowance for uncollectible accounts	(2,094)
Materials and supplies -at average cost:
Operating and construction	30
Prepaids	841
Other current assets	385
6,154

Deferred charges	14

Total Assets	$ 10,598

CAPITALIZATION AND LIABILITIES
Common stock	$ 1
Other paid-in capital	9,169
Retained Earnings	(6,034)
3,136

Current Liabilities:
Short-term debt	2,000
Accounts Payable	578
Accounts Payable, to affiliates, net	818
Other accrued taxes	46
Other	3,633
7,075

Deferred Credits and Other Liabilities:
Deferred Income Taxes	382
Other	5
387

Total Capitalization and Liabilities	$ 10,598

Allegheny Energy Global Markets, LLC

STATEMENT OF OPERATIONS
(Thousands of Dollars)
	Three Months Ended	Six Months Ended
	June 30, 2001	June 30, 2001

Operating revenues	$ 1,816,645	$ 2,207,470

Operating Expenses:
Operations:
Purchased power and exchanges, net	1,813,283	2,087,297
Gas purchases	11,270	104,796
Other	13,821	15,872
Taxes other than income	259	259
Depreciation and amortization	6,724	7,784
Total operating expenses	1,845,347	2,216,008
Operating income	(28,712)	(8,538)

Other income	325	325
Interest charges	1,430	1,435
Income before income taxes	(29,927)	(9,648)

Federal and state income taxes	(13,436)	(4,261)

Net income	$ 16,491	$ (5.387)

Allegheny Energy Global Markets, LLC

BALANCE SHEET
Unaudited
(Thousands of Dollars)	June 30, 2001

ASSETS
Current assets:
Cash	$ 2,558
Accounts receivable:
Other	162,957
Affiliates	31,454
Prepaid taxes	10,312
Commodity contracts	615,357
Other	(110)
822,528

Property, plant and equipment	11,454

Investments and other assets:
Excess of cost over net assets acquired	380,630
Other	1,420
382,050

Deferred charges	2,430

Total Assets	$1,218,462

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:
Short-term debt	217,100
Accounts payable	26,666
Deferred income taxes	28,548
Taxes accrued:
Federal and state income	867
Other	52
Commodity contracts	339,066
Other	6,586
618,885

Member's Equity	599,577

Total Liabilities and Member's Equity	$1,218,462